                               ENVOY Corporation
                               Two Lakeview Place
                        15 Century Boulevard, Suite 600
                           Nashville, Tennessee 37214
                                 (615) 885-3700


                               November 20, 1998

Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, DC 20549
Attention: Mr. James M. Daly

     Re: ENVOY Corporation -- Application for Withdrawal of Registration Statement on Form S-3 (SEC File No. 333-52483)
            -------------------------------------------------------

Ladies and Gentlemen:

     Pursuant to Rule 477 of the Securities Act of 1933, as amended, application is hereby made by ENVOY Corporation, a Tennessee corporation (the "Company"), for withdrawal of the above-referenced Registration Statement, together with all amendments and exhibits thereto (the "Registration Statement"). The Company filed the Registration Statement in response to the exercise by certain of the Company's shareholders of their contractual right to require such registration. The withdrawal of the Registration Statement is being made at the request of such shareholders.

     Please forward a copy of the order withdrawing the Registration Statement to the undersigned at the address listed above.

     If you have any questions regarding this application, please call the undersigned at (615) 231-4910 or Bob F. Thompson of Bass, Berry & Sims PLC at 615-742-6262.


                                         Very truly yours,

                                         /s/ Gregory T. Stevens
                                         -----------------------------------
                                         Gregory T. Stevens
                                         Vice President, General Counsel and
                                           Secretary



cc:   Mr. Jae K. Kim
      Mr. Charles Lynch
      Mr. Bob F. Thompson
      Mr. Bruce Sullivan
      Mr. Frederick W. Kanner